Exhibit 3.1
AMENDMENT TO
CERTIFICATE OF INCORPORATION
HONEYWELL INTERNATIONAL INC. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:
FIRST: Upon the filing and effectiveness (the “Effective Time”) pursuant to the DGCL of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, each two (2) shares of the common stock, par value $1.00 per share, of the Corporation (“Common Stock”) issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares shall be issued at the Effective Time and, in lieu thereof, the Corporation’s transfer agent shall aggregate all fractional shares and sell them as soon as practicable after the Effective Time at the then-prevailing prices on the open market, on behalf of those stockholders who would otherwise be entitled to receive a fractional share, and after the transfer agent’s completion of such sale, stockholders shall receive a cash payment (without interest or deduction) from the transfer agent in an amount equal to their respective pro rata shares of the total net proceeds of that sale and, where shares are held in certificated form, upon the surrender of the stockholder’s Old Certificates (as defined below). Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.
SECOND: Upon the Effective Time, the FOURTH paragraph of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended to read in its entirety as set forth below:
FOURTH: The total number of shares of stock which the corporation shall have authority to issue is 1,040,000,000 shares of which 1,000,000,000 shares shall be Common Stock, par value $1.00 per share (“Common Shares”), and 40,000,000 shares shall be Preferred Stock, without par value (“Preferred Stock”).
THIRD: This Certificate of Amendment shall become effective as of June 29, 2026 at 12:02 a.m. (New York City time).
FOURTH: This Certificate of Amendment was duly adopted in accordance with Section 242 of the DGCL.

IN WITNESS WHEREOF, this Certificate of Amendment has been signed on behalf of the Corporation by its duly authorized officer on this 26th day of June, 2026.

HONEYWELL INTERNATIONAL INC.

By: /s/ Su Ping Lu
Name: Su Ping Lu
Title: Senior Vice President, General Counsel and Corporate Secretary